

June 10, 2010

<u>Via U.S. Mail</u>

Roy C. Montgomery
Chief Executive Officer
SpeedSport Branding, Inc.
6141 Quail Valley Ct.
Riverside, CA 92507

> **Re: SpeedSport Branding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-155318**

Dear Mr. Montgomery:

　　We have reviewed your responses to the comments in our letter dated December 10, 2008 and have the following additional comments.

<u>General</u>

1. We note that several sections of your registration statement, for example pages 2 and 7, continue to state that the offering price is $0.02 per share. Please revise all sections of the filing to reflect the offering price of $0.20 as well as your proposed maximum aggregate offering price throughout the filing.

2. We note that your current disclosure, including but not limited to description of the business operations and financials, speaks as of year 2008. Please revise your disclosure throughout the filing to update it as of the current date and/or the date of the last financial statements, as applicable. In particular, your MD&A section does not include a comparison of the years ended 2008 and 2009.

3. We note your response to our prior comment 2 and reissue in part. Please remove or substantiate your claims relating to the popularity of auto racing and industry growth rates.

4. We note your response to our prior comment 5 and reissue. Please move the language under "RED HERRING LANGUAGE" to the prospectus cover page. See Item 501(b)(10) of Regulation S-K. After your first revision, the language currently appears on page 4, Table of Contents.

5. We note your disclosure on page 20 describing your lease agreement with P-1 and your election not to purchase total loss insurance. Please include a risk factor addressing your lack of insurance for the racecar.

6. We note you did not provide any disclosure for Item 304 (Changes in and Disagreements with Accountants on Accounting and Financial Disclosure) or Item 407(a) (Director Independence). Please advise or revise.

7. In several places you refer to this registration statement as "Form SB-2." Please revise your disclosure to refer to Form S-1. Similarly, please revise your signatures section to comply with Form S-1 requirements.

Prospectus Summary, page 5

8. Revise to include a separately captioned section discussing your relationship with Mr. O'Connell and to quantify the amounts he or his affiliates have received from you since your inception, in the form lease or maintenance payments, stock subscriptions or otherwise. Compare these amounts to your operating expenses overall. Please also highlight in this section that Mr. O'Connell controls you through stock ownership and that, by contrast, your officers and directors appear to collectively hold less than 2% of your stock.

9. We note your response to our prior comment 7 and reissue in part. Please revise to disclose that you have received no firm commitments for sponsorships or advertising space on your race vehicles. In addition, we note your reference to your "sponsors" in various parts of the registration statement, as well as your disclosure of having no sponsors to date. Please revise for consistency.

10. We note your response to our prior comment 11 and reissue in part. Please provide the information in the forefront of the Company section and disclose that you are a development stage company.

11. We note your response to our prior comment 12 and reissue in part. Please revise to quantify your losses for the most recent audited period and stub period and to indicate your monthly burn rate as well as the amount of time that your present capital will last at this rate.

<u>Our existing principal stockholders exercise control of our Company, page 8</u>

12. We note your response to our prior comment 16 and reissue in part. Please revise to discuss any conflicts of interest Mr. O'Connell may have in his position as controlling person of your company as well as a vendor to you.

<u>We have previously leased our racecars from P-1, page 9</u>

13. We note your response to our prior comment 13 and reissue in part. Please revise to discuss the disadvantages of leasing your racecar from one source compared to various sources.

14. Please revise this risk factor to clearly identify where the risk lies and to remove mitigating language about the benefits of your lease arrangements.

15. You currently have two risk factors with identical titles that address two different issues: (1) leasing racecars from P-1 and (2) purchase of your new racecar and risks associated with Grand Am regulation. Please revise the titles to differentiate these two risk factors.

<u>We may not be able to attract and maintain sponsors as our primary source of revenues, page 11</u>

16. We note your response to our prior comment 19 and reissue. Please revise the risk factor heading to include the fact that you have not entered into any sponsorships since the Company's inception in 2006.

<u>We are dependent on our key personnel, page 11</u>

17. We note your reference to the "loss of existing or potential clients" to competitors. It appears from your disclosure that you currently do not have any clients. Please advise or revise to address this apparent inconsistency.

<u>Grand Am Road Racing, page 15</u>

18. We note your disclosure that you do not have any formal contracts with Grand Am "other than to enter racecars in Grand Am events." Please explain your obligations under these contracts or revise your disclosure for consistency.

<u>Company History, page 17</u>

19. We note your response to our prior comment 24 and reissue in part. Revise to disclose how much revenue and cash purse winnings you have received since inception so that investors may have a better understanding or your experience to date.

Roy C. Montgomery
SpeedSport Branding, Inc.
June 10, 2010
Page 4

20. We note your statement that you lease offices from "a company in which Mr. O'Connell holds a majority of the economic interest." Please identify the company.

2009 – No events entered in 2009, page 20

21. Please revise to include the lease agreement price of $15,000 for endurance events (current disclosure states $15,00).

Business Strategy, page 21

22. You must have a reasonable basis for all forward looking disclosure. See item 10(b) of Regulation S-K. In this regard, it does not appear that you have a reasonable basis at this point to project that you will earn sponsorship revenue of up to $250,000 per event, since you have never had a sponsor, have an inconsistent record of placements in the races you have completed and appear to presume that you will be able to have 1 primary and multiple secondary sponsors per event. As such, please revise to delete this projection.

Facilities and Maintenance, page 22

23. Revise the second sentence to reflect the fact that you now own 2 cars.

Trends & Outlook, page 23

24. We note your response to our prior comment 31 and reissue in part. Revise your disclosure under "Trends and Outlook" so that it is anticipatory in nature. For example, you continue to refer to "certain sponsors" and that "sponsors might terminate their relationship" with you, but you have no current sponsors.

Operating Expenses, page 25

25. We note your response to our prior comment 33 and reissue in part. Expand to provide additional information regarding the material terms for the $45,075 expense for industry consultants.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 26

26. We note your response to our prior comment 36 and reissue. Your narrative discussion should not merely repeat numerical changes for the increase or decrease in line items, but should be expanded to discuss the various components of each item. Explain the facts and circumstances that caused a decrease in revenues generated in fiscal year 2009. See Instruction 4 to Item 303(a) of Regulation S-K.

Roy C. Montgomery
SpeedSport Branding, Inc.
June 10, 2010
Page 5

Liquidity, page 26

27. We note your response to our prior comment 34 and reissue. Describe briefly your travel
and lodging expenses and miscellaneous expenses in more detail.

Security Ownership of Certain Beneficial Owners and Management, page 33

28. We note your response to our prior comment 42 and reissue. The amounts shown here
for debt incurred by you to related parties, as well as shares issued to related parties in
debt repayments, do not appear to match the amounts shown in Note 2 Related Party
Transactions, in your financial statements. Please revise or advise.

Selling Shareholders, page 37

29. Your response to our prior comment 45 indicates that Extend Services Pty, Ltd. was
issued founders' stock in error and that this fact is set forth in the prospectus. Please
explain how you addressed the error of issuing stock to Extend Services Pty, Ltd.

30. We note your response to our prior comment 45 that Chad B. Arnold, who owns and
controls Capital Strategy Partners, LLC, is a registered representative with BMA
Securities, a broker-dealer. Please tell us the date when Mr. Arnold acquired your shares
and whether Mr. Arnold is a broker-dealer or an affiliate of a broker-dealer.

Plan of Distribution, page 38

31. We note your response to our prior comment 44 and reissue. Please identify all selling
shareholders who are registered broker-dealers or affiliates of broker-dealers.
Additionally, tell us if the broker-dealer received the securities as underwriting
compensation. Please note that a registration statement registering the resale of shares
being offered by broker-dealers must identify the broker-dealers as underwriters if the
shares were not issued as underwriting compensation.

Financial Statements, F-2

32. In several places in your financial statements you state that in 2009 you had 15,650,873
shares issued and outstanding. In other parts of the filing you state that you currently
have 15,507,956 shares issued and outstanding. Please revise or advise why this number
was higher in 2009 compared to the current number of issued and outstanding shares.

Note 1. Organization, Operation and Summary, page F-6

33. You state that the "Company designs and assembles motorsport racecars for its own use."
This part of your business is not described anywhere else in the registration statement.
Please advise or revise.

Note 5. Going Concern, page F-11 and Exhibit 5.1 (Legal Opinion)

34. You state in your second Note 5 to financial statements that you are registering 15,650,873 common shares under this registration statement. All other sections of the registration statement state that you are registering 4,128,215 shares. Please revise. In addition, please revise Exhibit 5.1 (legal opinion) to correctly reflect the number of shares offered for sale by the selling shareholders.

Item 13. Expenses of Issuance and Distribution, page 41

35. Please state and pay the correct SEC Registration Fee and disclose the portion of expenses, if any, to be paid by selling shareholders. Refer to Item 512.

Age of Financial Statements

36. Please continue to consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X. In this regard, in the next amendment, please include unaudited interim financial statements for the three months period ended March 31, 2010 and the comparative prior period. Related financial information, such as MD & A should also be updated to include the interim period results. Also see Rule 8-03 of Regulation S-X for the requisites of the interim financial statements.

Exhibit 5.1

37. Revise to indicate consistently the number of shares registered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Roy C. Montgomery
SpeedSport Branding, Inc.
June 10, 2010
Page 7

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Brad Bingham, Esq.
       via facsimile (760) 804-8845